Paul Hastings



Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com



(213) 683-6196
carolyndomen@paulhastings.com

October 3, 2006

32724.00020

EXEMPTION FILE NUMBER: 82-34717

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of September, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Paul Hastings
ATTORNEYS

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed during September 2006

1. Announcement of Stock Offer Price and Related Matters (Exhibit 1)
2. Announcement of Closing of Overseas Guitar Manufacturing Subsidiary in Taiwan (Exhibit 2)

Exhibit 1

September 4, 2006

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Announcement of Stock Offer Price and Related Matters

At its meeting of August 25, 2006, the Board of Directors of Yamaha Corporation (Yamaha, the Company) decided to make an offering of Company shares. Although the offer price was left undecided at the time, the Company hereby announces the offer price and other matters related to the stock offering as follows.

(1) Offer price	¥2,347 per share
(2) Total amount of the offering	¥6,045,872,000
(3) Underwriting price	¥2,250.20 per share
(4) Total value of the underwriting	¥5,796,515,200
(5) Period for applying to purchase shares	September 5, 2006, to September 6, 2006
(6) Delivery date of shares	September 12, 2006

Note: The Underwriters will purchase the shares at the underwriting price and sell the shares at the offer price.

Additional Information

Computation of the offer price:

Base date and price	September 4, 2006; ¥2,420 per share
Discount rate	3.02%

Cautionary note: This news release regarding the offering of the Company's shares has been prepared and distributed to the media for public

announcement purposes only and is not intended as a solicitation or promotion of investment in the Company's shares. The Company requests that when making investments, investors read the Prospectus the Company has prepared regarding the offering and any Corrections to the Prospectus (if such corrections are issued) and only then make investment decisions based on their own judgment.

Exhibit 2

September 20, 2006

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces Closing of Overseas Guitar Manufacturing Subsidiary in Taiwan

At its meeting of September 20, 2006, the Board of Directors of Yamaha Corporation (Yamaha, the Company) decided to dissolve Kaohsiung Yamaha Co., Ltd., (Kaohsiung Yamaha, located in Kaohsiung, Taiwan), a subsidiary manufacturing guitars in Taiwan. Production at the subsidiary will be suspended at the end of January 2007, and, following the suspension of all operations at the end of March 2007, the subsidiary is scheduled to be dissolved in 2008.

In 1970, the Company established the subsidiary Kaohsiung Yamaha in an export processing zone in Taiwan for the production of guitars and other items. Subsequently, along with development of Yamaha's business activities, Kaohsiung Yamaha expanded into the production of sports-related products, professional audio equipment for commercial use, and other products. Currently, Kaohsiung Yamaha concentrates on guitar production.

To strengthen the competitiveness of its international manufacturing network for musical instruments and in view of present and foreseeable developments, Yamaha decided to dissolve Kaohsiung Yamaha, reflecting the judgment of management that Kaohsiung Yamaha has completed its mission. Going forward, plans call for increasing guitar production at Hangzhou Yamaha as well as at a local subsidiary in Indonesia Yamaha Music Manufacturing Indonesia (YMMI).

The effect of this decision on Yamaha's consolidated financial results for FY2007.3, including adjustments related to payment of corporate taxes, will not be material.

Outline of Closure of Kaohsiung Yamaha

1. **Outline of the Company**

   Company name: Kaohsiung Yamaha Co., Ltd. (Kaohsiung Yamaha, established in 1970)

   Location: Kaohsiung, Taiwan

   President: Junji Tomita, President

   Capital: NT$465 million (Wholly owned by Yamaha Corporation)

   Lines of business: Guitar production

   Number of employees: 370 (including 2 representatives seconded from Japan)

   Sales: NT$933 million (For the year ended March 31, 2006)

2. **Schedule for Closure**

   Stoppage of production: Scheduled for January 31, 2007

   Cessation of other business operations: Scheduled for March 31, 2007

   Full liquidation: Scheduled for 2008

3. **Matters Related to Closure**

   Employees: Scheduled to be dismissed

   Closure costs: Scheduled to be approximately NT$477 million

4. **For further information:**

   YAMAHA CORPORATION

   Public & Investor Relations Group,

   Public Relations Division

   TEL: +81-3-5488-6601

   FAX: +81-3-5488-5060